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Exhibit 99.2

Schedule A

press release

FALCONBRIDGE ANNOUNCES CHANGES
TO BOARD OF DIRECTORS

Toronto, Ontario, August 17, 2006 — Falconbridge Limited announced today that following the acquisition by Xstrata plc of 257,700,100 common shares of Falconbridge ("Common Shares") (giving Xstrata ownership of 92.1% of the Common Shares on a fully diluted basis) each of the members of the board of directors has resigned at Xstrata's request, with the exception of James Wallace who has agreed to remain as a member of the interim Falconbridge Board. The board has been replaced by Xstrata nominees Benny Levene, Thras Moraitis, William Ainley, Douglas Knight and James Wallace. Mr William Ainley will serve as chair of the Board.

Derek Pannell, former Chief Executive Officer of Falconbridge Limited and Steve Douglas, former Chief Financial Officer, will leave the company from this point.

The Company also announced that the New York Stock Exchange has notified the Company today that the trading of Common Shares on the New York Stock Exchange will be suspended prior to the commencement of trading on August 18, 2006.

FOR FURTHER INFORMATION PLEASE CONTACT:

Dominique Dionne
Tel: 514 745 9370
Email: Dominique.dionne@falconbridge.com

Claire Divver
Tel: +44 7785 964340
Email: cdivver@xstrata.com

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  Exhibit 99.2
Schedule A